FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For November 20, 2025

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Deswell Announces Results of 2025 Annual Meeting of Shareholders

MACAO (November 20, 2025) - Deswell Industries, Inc., a British Virgin Islands corporation (Nasdaq: DSWL) (“Deswell” or the “Company”), held its Annual Meeting of Shareholders at 10:00 a.m., local time, on November 10, 2025, at 6/F, Huangang Industrial Estate, Houjie Town, Dongguan City, Guangdong Province, CHINA, for the following purposes:

1.	To elect five (5) members of the Board of Directors to service for the ensuing year;

2.	To ratify the selection of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent registered public accountants of the Company for the year ending March 31, 2026.

Only holders of no par value shares of record at the close of business on September 11, 2025, were entitled to notice of and to vote at the Annual Meeting.

RESULTS OF THE ANNUAL MEETING OF SHAREHOLDERS

On November 10, 2025, the Company's Annual Meeting of Shareholders was held at 6/F, Huangang Industrial Estate, Houjie Town, Dongguan City, Guangdong Province, CHINA. The results of the Annual Meeting were as follows:

1.	The following five (5) persons were elected to serve as directors of the Company for the ensuing year: Wai Ming Lau, Chin Pang Li, Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui;

2.	BDO China Shu Lun Pan Certified Public Accountants LLP was ratified as the independent registered public accountants of the Company for the year ending March 31, 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by Edward So Kin Chung, Chief Executive Officer

Date: November 20, 2025